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                                                                      EXHIBIT 20

[LOGO OF COLUMBIA/HCA HEALTHCARE
CORPORATION APPEARS HERE]                          NEWS
================================================================================
                                                   FOR IMMEDIATE RELEASE

Investor Contact:                                   Media Contact:
Mark Kimbrough     615/344-2688                     Jeff Prescott   615/344-5708

                COLUMBIA/HCA EXPECTS FOURTH QUARTER CHARGES AND
                             LOSS FROM OPERATIONS

     NASHVILLE, TENN., FEBRUARY 6, 1998 -- Columbia/HCA Healthcare Corporation (NYSE:COL) announced today that it anticipates recording significant restructuring and certain other charges in its fourth quarter ended December 31, 1997. The Company also anticipates reporting weaker than expected financial results in the fourth quarter.

     The after-tax charges are comprised of approximately $750 million of impairment charges relating to assets being closed or divested, approximately $60 million of costs associated with ongoing government investigations and severance costs, and approximately $60 million of charges related to a change in accounting principles. Approximately $450 million of the asset impairment charges relates to anticipated sales of the Company's home health operations and
certain business units acquired from Value Health in 1997.   The change in
accounting principles relates to the Company's method of accounting for start-up costs and resulted in a write-off of the costs capitalized as of January 1, 1997.

     Including the restructuring, asset impairment and other charges, management anticipates reporting a net loss for the fourth quarter of approximately $1.25 billion to $1.35 billion after-tax, or $1.95 to $2.10 per diluted share. The Company expects a loss from continuing operations for the fourth quarter of approximately $375 million to $425 million after-tax, or $0.60 to $0.70 per diluted share, before restructuring and asset impairment charges.

     "The second-half of 1997 was a period of tremendous challenge and change for this Company," stated Thomas F. Frist, Jr., M.D., Chairman and Chief Executive Officer. "However, we are confident that we have taken significant steps forward in our efforts to reposition the Company for 1998 and future
years.   While recognizing that 1998 will entail further challenges,  we look forward to the Company experiencing benefits from the recently announced internal reorganization and restructuring plan which became effective January 1, 1998."

     During the quarter, revenues declined by approximately 10% from the prior year primarily due to a change in the Company's estimates of reserves for discounts and contractual allowances from both managed care and government payers and the impact of recently implemented Medicare reimbursement changes mandated by the Balanced Budget Act of 1997. Also during the quarter, costs incurred were higher than anticipated primarily due to increases in salaries, wages and benefits, other operating expenses and bad debt expense.
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     The Company estimates that same-facility admissions for the quarter increased by approximately one-half of one percent while adjusted admissions, which reflect both inpatient and outpatient volumes, increased by approximately two percent.

     The Company's financial statements for the year ended December 31, 1997 are currently being audited by Ernst & Young LLP, the Company's independent
auditors.   It is anticipated that the audit will be completed and the Company's results of operations for the year and fourth quarter will be reported on or about February 13, 1998.

     Certain of the above information is forward-looking and as such, only reflects the Company's best assessment at this time. Investors are cautioned that forward-looking statements involve risks and uncertainty, that actual results may differ materially from such statements, and that investors should not place undue reliance on such statements. For a discussion of factors that may affect actual results, investors should refer to the Company's filings with the Securities and Exchange Commission.


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All references to "Company or Columbia/HCA" as used throughout this document refer to Columbia/HCA Healthcare Corporation and its affiliates.

The above statements may include forward-looking statements based on current management expectations. Numerous factors exist which may cause results to differ from these expectations. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially. The reader should not rely on any forward-looking statement. The Company undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise. The information involves risks and uncertainties as detailed from time to time in the Company's filings with the Securities and Exchange Commission.

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